February 24, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Re: Actuate Corporation Form l0-K for the Fiscal Year Ended December 31, 2010, Filed March 11, 2011 Form 8-K, Filed May 31, 2011 File No. 000-24607

Dear Ms. Collins:

On February 21, 2012 Actuate filed a response to the letter from the Securities and Exchange Commission (the “Commission”) dated January 20, 2012 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filings. This letter serves to clarify one of the responses in that letter and to provide supplemental information.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the Comment Letter dated January 20, 2012 the Staff posed the following inquiry:

3.	In response to prior comment 3, you indicate that you filed “excerpted” copies of your agreements with Oracle Corporation and IBM, which suggests that you did not file the agreements in their entirety with your Form 10-Q filed on November 5, 2010. Please advise.

Our initial response as filed on February 21, 2012 indicated that we had filed complete copies of our agreements with Oracle Corporation and IBM as exhibits to our Form 10-Q filed on November 5, 2010. While the Oracle agreement was filed in its entirety, we did not file the entire IBM agreement. We had filed the full Memorandum of Understanding with IBM, which we considered to contain all of the relevant and material components of the agreement. Therefore, our response was not entirely accurate. To remedy that oversight, we have mailed to the Staff the complete settlement agreement with IBM, which contains details that while not material to our operations may be considered relevant to the Staff’s current inquiries.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/S/ Peter Cittadini
Peter Cittadini
President and Chief Executive Officer

cc:	Ms. Laura Veator, Staff Accountant, Division of Corporate Finance David Mittelman, Reed Smith LLP